news release

Zi Corporation Announces First Quarter Results Release
and Conference Call Date

CALGARY, AB, May 11, 2004 - Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today announced plans to release its first quarter results before the market opens on Friday, May 14, 2004, and to host a conference call at 11:30 AM Eastern Time that same day.

        Conference Call
                        Toll free dial-in number: 1-800-967-7185, or 1-719-457-2634
        RSVP
                        Nathan Abler, Allen & Caron Inc: 949-474-4300 or nathan@allencaron.com
        Webcast
                        A live webcast and 10-day archive of the call can be accessed at:
                        http://www.zicorp.com
        Recording
                        A recording will be available shortly following the conference call until 11:59 PM Eastern time on Monday, May 17, 2004.
                        Toll free in North America: 1-888-203-1112*
                        International: 1-719-457-0820*
                        * Reservation Number: 614748

About Zi Corporation
 Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company's intelligent predictive text interfaces, eZiTapTM and eZiText®, allow users to personalize the device and simplify text entry providing consumers with easy interaction for short messaging, e-mail, ecommerce, Web browsing and similar applications in almost any written language. eZiNetTM, Zi's new client/network based data indexing and retrieval solution, increases the usability for data-centric devices by reducing the number of key strokes required to access multiple types of data resident on a device, a network or both. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

Certain statements in this press release that involve expectations or intentions (such as those relating to future deployments or planned cooperation) may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The information in this press release is based on Zi Corporation's current expectations and assumptions, and is subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks include, among others, general business and economic conditions, competitive actions, continued acceptance of Zi Corporation's products and services and dependence on third party performance as well as the risks and uncertainties referred to in Zi Corporation's 20-F for the most recent calendar year that is filed with the Securities and Exchange Commission. The reader should not place undue reliance on such forward looking statements. Zi Corporation does not assume any obligation to update such forward-looking statements.

For more information:

Allen & Caron Inc.
Jill Bertotti
Phone: (949) 474-4300
E-mail: jill@allencaron.com                                                                  Intelligent Interface Solutions